Draft Term Sheet: Equity Financing Mechanism

Set forth below is an outline of the proposed mechanism pursuant to which WISeKey International Holding Ltd or one of its affiliates (WISeKey) would commit to equity financing for arago GmbH (arago.)

Whereas WISeKey has already provided to arago an amount of CHF 5 million by the means of an executed convertible loan fully paid by WISeKey in March 2021 against a fully diluted ownership of 51% in arago,

Whereas arago has informed WISeKey that they would need further financing due to the reduction of the projected revenue for 2021 from the initially budgeted revenue of EUR 11 million (approximately equivalent to CHF12,2 million);

Whereas arago has requested WISeKey to provide the financing for the projected cash requirements of arago in 2021 which amounts to EUR 7,5 million (approximately equivalent to CHF8,3 million) by means of a new convertible loan;

Both parties have agreed on the following:

1.	WISeKey will commit to provide additional equity financing to arago at WISeKey`s discretion for an amount of up to CHF 8.5 million (the Equity Financing), to address the cash requirements of arago. The Equity Financing is provided on the understanding that, in case of an increase of arago`s 2021 revenue, WISeKey will adapt the Equity Financing accordingly to arago`s cash requirements during 2021

2.	The Equity Financing will be provided by way of a contribution by WISeKey of cash to arago’s free capital reserves pursuant to section 272 para. (2) no. 4 of the German Commercial Code (HGB), or such other mechanism as WISeKey considers appropriate.

3.	As consideration for providing the Equity Financing, arago's remaining shareholders, being Hans-Christian Boos, either individually or through his companies, including Ogara GmbH and Aquilon GmbH, will agree that the number of WISeKey's common shares, par value CHF 0.05 each (the Class B Shares), to be issued to Hans-Christian Boos in exchange of his 49% equity interest in arago (currently set at 12,327,506 WISeKey Class B Shares) sold to WISeKey upon exercise of the put option (the Put Option) granted to them by WISeKey pursuant to the Term Sheet by and among WISeKey and the other shareholders of arago, dated as of 2 November 2020, will be reduced as follows:

–	Hans-Christian Boos’ right to receive WISeKey Class B Shares upon exercise of the Put Option at the end of the funding period (initially defined as 31 December 2021) will be reduced by such number of WISeKey Class B Shares as corresponds to the quotient of (1) the Equity Financing amount due to WISeKey, converted into Swiss francs, divided by (2) the Conversion Price. The Conversion Price shall be the closing share price of one WISeKey Class B Share as quoted on the SIX Swiss Exchange on the last trading day of the funding period (initially defined as 30 December 2021), rounded down to the next integral number.

4.	In case arago’s situation improves and it has generated sufficient cash reserves from its operating activities to fund its activity over the next 12 months, arago may repay the loan, in part or in full, out of these cash reserves. Prior to repaying the loan, arago’s management shall provide a detailed profit and loss and cash forecast demonstrating its capacity to fund its future activities out of free cash reserves in addition to the proposed loan repayment. The forecast is subject to the approval of WISeKey’s management before any repayment can be made.

5.	Should arago or Hans-Christian Boos, either individually or through any of his companies, repay the loan, either in part or in full, then WISeKey will commit to reestablish authorized or similar share capital in the amount necessary to satisfy its then current obligations under the Put Option in due course in connection with its continuation to the British Virgin Islands, but in any event no later than in connection with its contemplated public share offering in the US capital market.

6.	The restructuring and re-hiring plan attached hereto as Annex 1 (the Restructuring and Re-Hiring Plan) and all measures contained therein are hereby agreed between the parties and may be implemented and executed by the management of arago without further approval from any of the arago shareholder. WISeKey and HCB shall take all steps necessary and pass any shareholder resolution required to enable arago’s management to implement and execute the Restructuring and Re-Hiring Plan.

7.	WISeKey enters into this term sheet based on the understanding that Hans-Christian Boos, either individually or through any of his companies, including Ogara GmbH and Acquilon GmbH, does not have any contractual arrangement or legal agreement with KKR that would restrict his ability to execute upon this equity financing mechanism.

8.	The revolving loan facility and all related documentation will be governed by Swiss law.

9.	This term sheet and any dispute or claim arising out of or in connection with it or its subject matter (including non-contractual disputes or claims) shall be governed by and construed in accordance with Swiss law.

/s/ Hans-Christian Boos
Name:	Hans-Christian Boos
Date:	02.04.2021

/s/ Carlos Moreira
Name:	Carlos Moreira

/s/ Peter Ward
Name:	Peter Ward

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Annex 1: Restructuring and Re-Hiring Plan

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